Exhibit 99.2

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of December 31, 2025

(In Thousands of Mexican Pesos)

	As updated	As presented	∆
Assets
Cash and cash equivalents	328,344	311,914	16,430
Trade accounts receivable, net	1,181,447	1,197,877	-16,430
Accounts receivable from related parties	0	282	-282
Account receivable “San Angel”	78,862	78,862	0
Inventories	1,997,197	2,045,654	-48,457
Prepaid expenses	91,678	111,005	-19,327
Income tax recoverable	120,557	84,149	36,408
Derivative financial instruments	0	0	0
Non-current assets held for sale	40,000	33,800	6,200
Other assets	105,770	81,149	24,621
Total current assets	3,943,855	3,944,692	-837
Account receivable “San Angel”	24,689	24,689	0
Property, plant and equipment, net	1,716,951	1,716,951	0
Right of use assets, net	336,588	336,588	0
Deferred income tax	452,979	455,085	-2,106
Intangible assets, net	1,503,887	1,503,887	0
Goodwill	1,599,718	1,599,718	0
Other assets	14,241	14,414	-173
Total non-current assets	5,649,053	5,651,332	-2,279
Total assets	9,592,908	9,596,024	-3,116
Liabilities and Stockholders’ Equity
Short-term debt and borrowings	1,024,467	1,024,467	0
Accounts payable to suppliers	1,793,744	1,799,883	-6,139
Accrued expenses	343,290	344,893	-1,603
Provisions	722,237	733,887	-11,650
Value added tax payable	93,917	93,917	0
Statutory employee profit sharing	146,528	148,672	-2,144
Lease liability	134,730	134,730	0
Derivative financial instruments	26,238	26,238	0
Total current liabilities	4,285,151	4,306,687	-21,536
Employee benefits	147,991	147,991	0
Deferred income tax	495,118	493,258	1,860
Lease liability	221,975	221,975	0
Long term debt and borrowings	3,083,187	3,083,187	0
Total non-current liabilities	3,948,271	3,946,411	1,860
Total liabilities	8,233,422	8,253,098	-19,676
Stockholders’ Equity
Capital stock	321,312	321,312	0
Share premium account	-25,264	-25,264	0
Retained earnings	1,102,255	1,084,258	17,997
Other comprehensive income	-36,990	-35,561	-1,429
Non-controlling interest	-1,827	-1,819	-8
Total Stockholders’ Equity	1,359,486	1,342,926	16,560
Total Liabilities and Stockholders’ Equity	9,592,908	9,596,024	-3,116

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Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended December 31, 2025

(In Thousands of Mexican Pesos)

	As updated	As presented	∆
Net revenue	3,803,922	3,825,539	-21,617
Cost of sales	1,343,979	1,339,342	4,637
Gross profit	2,459,943	2,486,197	-26,254

Administrative expenses	559,965	580,152	-20,187
Selling expenses	1,103,068	1,088,186	14,882
Distribution expenses	182,596	187,904	-5,308
Total expenses	1,845,629	1,856,242	-10,613

Operating income	614,314	629,955	-15,641

Interest expense	-118,826	-118,757	-69
Interest income	4,639	4,639	0
Foreign exchange gain, net	6,908	6,908	0
Financing cost, net	-107,279	-107,210	-69

Income before income taxes	507,035	522,745	-15,710

Income taxes	237,253	270,952	-33,699

Net income including minority interest	269,782	251,793	17,989
Non-controlling interest loss	-1,934	-1,942	8
Net income	267,848	249,851	17,997

Concept	As updated	As presented	∆
Net income	269,782	251,793	17,989
(+) Income taxes	237,253	270,952	-33,699
(+) Financing cost, net	107,279	107,210	69
(+) Depreciation and amortization	96,508	96,508	0
EBITDA	710,822	726,463	-15,641
EBITDA margin	18.7%	19.0%	-0.3%
EBITDA adjusted	710,822	726,463	-15,641
EBITDA margin adjusted	18.7%	19.0%	-0.3%

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Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the twelve-months ended December 31, 2025

(In Thousands of Mexican Pesos)

	As updated	As presented	∆
Net revenue	14,243,015	14,264,632	-21,617
Cost of sales	4,762,760	4,758,123	4,637
Gross profit	9,480,255	9,506,509	-26,254

Administrative expenses	2,446,350	2,466,537	-20,187
Selling expenses	4,079,141	4,064,259	14,882
Distribution expenses	697,251	702,559	-5,308
Total expenses	7,222,742	7,233,355	-10,613

Operating income	2,257,513	2,273,154	-15,641

Interest expense	-541,045	-540,976	-69
Interest income	34,090	34,090	0
Loss in valuation of financial derivative instruments	-108,846	0	-108,846
Foreign exchange (loss) gain, net	80,073	-28,773	108,846
Financing cost, net	-535,728	-535,659	-69

Income before income taxes	1,721,785	1,737,495	-15,710

Income taxes	660,981	694,680	-33,699

Net income including minority interest	1,060,804	1,042,815	17,989
Non-controlling interest loss	-51	-59	8
Net income	1,060,753	1,042,756	17,997

Concept	As updated	As presented	∆
Net income	1,060,804	1,042,815	17,989
(+) Income taxes	660,981	694,680	-33,699
(+) Financing cost, net	535,728	535,659	69
(+) Depreciation and amortization	389,535	389,535	0
EBITDA	2,647,048	2,662,689	-15,641
EBITDA margin	18.6%	18.7%	-0.1%
EBITDA adjusted	2,647,048	2,662,689	-15,641
EBITDA margin adjusted	18.6%	18.7%	-0.1%

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Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the twelve-months ended December 31, 2025

(In Thousands of Mexican Pesos)

	As updated	As presented	∆
Cash flows from operating activities:
Profit for the period	1,060,804	1,042,815	17,989
Adjustments for:
Income tax expense recognized in profit of the year	660,981	694,680	-33,699
Depreciation and amortization of non-current assets	389,535	389,535	0
Impairment of fix asset	0	6,200	-6,200
Interest income recognized in profit or loss	-34,090	-34,090	0
Interest expense recognized in profit or loss	541,045	540,976	69
Gain of property, plant, equipment sale	-8,474	-8,615	141
Loss in valuation of financial derivative instruments	108,846	108,846	0
Currency effect	26,936	26,964	-28
Movements in not- controlling interest	0	-156	156
Other gains and losses	0	-15,372	15,372
Movements in working capital:
Trade accounts receivable	-48,354	-64,784	16,430
Trade accounts receivable from related parties	250	-32	282
Trade account receivable “San Angel”	0	108,071	-108,071
Inventory, net	511,113	462,656	48,457
Prepaid expenses and other assets	65,100	40,845	24,255
Accounts payable to suppliers and accrued expenses	-423,470	-396,925	-26,545
Provisions	-26,681	-15,031	-11,650
Value added tax payable	22,725	22,725	0
Statutory employee profit sharing	7,273	9,417	-2,144
Trade accounts payable to related parties	-1,237	-1,237	0
Income taxes paid	-608,062	-608,062	0
Employee benefits	-7,513	19,679	-27,192
Net cash generated by operating activities	2,236,727	2,329,105	-92,378
Cash flows from investing activities:
Acquisition of non-controlling interest of Guatemala	0	-896	896
Payments for property, plant and equipment, net	-114,475	-114,374	-101
Proceeds from disposal of property, plant and equipment, net	7,631	7,460	171
Proceeds from disposal of buildings	108,071	0	108,071
Interest received	34,090	34,090	0
Net cash (used in) generated by investing activities	35,317	-73,720	109,037
Cash flows from financing activities:
Repayment of borrowings	-6,257,700	-6,257,700	0
Proceeds from borrowings	5,540,700	5,540,700	0
Interest paid	-502,458	-502,458	0
Lease payment	-169,904	-170,571	667
Acquisition of non-controlling interest of Guatemala	-896	0	-896
Dividends paid	-850,000	-850,000	0
Net cash used in financing activities	-2,240,258	-2,240,029	-229
Net increase in cash and cash equivalents	31,786	15,356	16,430
Cash and cash equivalents at the beginning of the period	296,558	296,558	0
Cash and cash equivalents at the end of the period	328,344	311,914	16,430

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